SCHEDULE 13G
BENEFICIAL OWNERSHIP REPORTING


                                                  OMB APPROVAL

                                                  OMB Number: 3235-0145
                                                  Expires: October 31, 2002
                                                  Estimated average burden
                                                  Hours per response. . . 14.9


                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G
                Under the Securities Exchange Act of 1934

                         SUCCESS BANCSHARES, INC.
------------------------------------------------------------------------------
                            (Name of Issuer)


                             COMMON STOCK
------------------------------------------------------------------------------
                     (Title and Class of Securities)


                                864578109
------------------------------------------------------------------------------
                             (CUSIP Number)


                              June 2, 2000
------------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all othe provisions of the Act (however, see the Notes).

13G
Page 2 of 4


CUSIP NO.     864578109

1. Names of Reporting Persons
   I.R.S. Identification Nos. of above persons (entities only) (voluntary)

   Michael E. Kelly

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. Sec Use Only


4. Citizenship or Place of Organization

   Illinois

                           5. Sole Voting Power              238,500
Number of Shares
Beneficially
Owned by                   6. Shared Voting Power            0
Each Reporting
Person With:               7. Sole Dispositive Power         238,500

                           8. Shared Dispositive Power       0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

   238,500

   Note: Mr. Kelly has controlling interests in two domestic corporations, FBOP Corporation, Oak Park, Illinois (FBOP) and Tremont Capital Corporation, Oak Park, Illinois (Tremont). Both FBOP and Tremont own directly common shares of Success Banchshares, Inc. These shares have been aggregated for purposes of Mr. Kelly's beneficial ownership. Mr. Kelly does not own any other common shares of Success Bancshares either directly or indirectly.

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

    9.80%

12. Type of Reporting Person (See Instructions)

    IN

13G
Page 3 of 4

CUSIP NO.   864578109


Item 1.

         (a)   Name of Issuer:

               Success Bancshares, Inc.

         (b)   Address of Issuer's Principal Executive Offices:

               One Marriott Drive
               Lincolnshire, IL  60069

Item 2.

         (a)   Name of Person Filing:

               Michael E. Kelly

         (b)   Address of Principal Business Office or, if none, Residence:

               11 West Madison Street
               Oak Park, IL  60302

         (c)   Citizenship

               Illinois

         (d)   Title of Class of Securities

               Common Stock

         (e)   Cusip Number

               864578109

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               Not Applicable

Item 4.        Ownership

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:                        238,500

         (b)   Percent of class:                                 9.80%

         (c)   Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:   238,500

13G
Page 4 of 4

               (ii)   Shared power to vote or to direct the vote:    0

               (iii)  Sole power to dispose or to direct the
                      disposition of:                                238,500

               (iv)   Shared power to dispose or to direct the
                      disposition of:                                0

               Note: Mr. Kelly has controlling interests in two domestic corporations, FBOP Corporation, Oak Park, Illinois (FBOP) and Tremont Capital Corporation, Oak Park, Illinois (Tremont). Both FBOP and Tremont own directly common shares of Success Banchshares, Inc. These shares have been aggregated for purposes of Mr. Kelly's beneficial ownership. Mr. Kelly does not own any other common shares of Success Bancshares either directly or indirectly.

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
               securities, check the following:            [ ]

Item 6.        Ownership of More than Five Percent on Behalf of Another  Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable


Item 10.       Certification:

               By signing below I Certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:      /s/ Michael E. Kelly
Name:               Michael E. Kelly
Title:              N/A